1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500 www.KilpatrickTownsend.com

March 27, 2014	Jeffrey T. Skinner direct dial 336 607 7512 direct fax 336 607 7500 JSkinner@KilpatrickTownsend.com

VIA EDGAR

U.S. Securities and Exchange Commission
Filing Desk
100 F. Street, N.E.
Washington, D. C.  20549

Re:
Stadion Investment Trust (the “Trust”) (File Nos.  811-21317; 333-103714), on behalf of its series, the Stadion Managed Risk 100 Fund (the “Managed Fund”), the Stadion Tactical Defensive Fund (the “Defensive Fund”), the Stadion Defensive International Fund (the “International Fund”), the Stadion Trilogy Alternative Return Fund (the “Alternative Fund”), the Stadion Tactical Income Fund (the “Income Fund”), and the Stadion Tactical Growth Fund (the “Growth Fund”, and each individually, a “Fund,” and collectively, the “Funds”)

Ladies and Gentlemen:

At the request of Ms. Stephanie Hui of the Division of Investment Management, this letter is being submitted to the Securities and Exchange Commission (the “Commission”) as correspondence. This letter is in response to oral comments received from Ms. Hui on March 5, 2014 in connection with the review of Post-Effective Amendment No. 36 to the Trust’s registration statement on Form N-1A, filed electronically on January 17, 2014.  Set forth below are Ms. Hui’s oral comments and the Trust’s responses thereto.

Prospectus

1.	COMMENT: Please explain the meaning of “100” in the Managed Fund’s name?

RESPONSE:  The “100” in the Managed Fund’s name is intended to indicate that 100% of the Managed Fund’s assets are tactically allocated and therefore up to 100% of the portfolio of the Managed Fund may be in “Fund Investments” or “Cash Positions” (as these terms are defined in the Prospectus), as determined by the Managed Fund’s investment adviser, Stadion Money Management, LLC (the “Adviser”).

2.	COMMENT: The expense tables for the Funds show a maximum sales charge of 6.75% for Class A Shares. Please explain how this number was derived.

RESPONSE:  The expense tables for the Funds have been revised to reflect that the maximum sales charge for Class A of each Fund is 5.75%.

3.
COMMENT:  For each Fund that discloses in the Principal Investment Strategies section of its Prospectus that it may invest in derivatives, please add disclosure regarding how such derivatives will be used (e.g., hedges, speculative, etc.).  See Barry Miller letter to ICI from 2010.

RESPONSE:  The following disclosure has been added for the Managed Fund, the International Fund, the Growth Fund and the Defensive Fund: “The [Fund] may invest in derivatives for speculative purposes, when the Adviser determines that derivatives provide a more efficient way to increase or reduce the [Fund]’s overall exposure to an industry or sector than buying or selling other Fund Investments, or to hedge against risks of investments in the [Fund]’s portfolio or markets generally.”

The following disclosure has been added for the Income Fund: “The Income Fund may invest in derivatives for speculative purposes, when the Adviser determines that derivatives provide a more efficient way to increase or reduce the Income Fund’s overall exposure to particular assets, asset classes or strategies than buying or selling other Fund Investments, or to hedge against risks of investments in the Income Fund’s portfolio or markets generally.”

4.	COMMENT: Will the Managed Fund invest in emerging markets? If so, please disclose this in the Principal Investment Strategies section of the Managed Fund’s Prospectus.

RESPONSE:  Although the Managed Fund may invest in emerging markets, it does not invest in emerging markets as part of the Fund’s principal investment strategy.  Accordingly, the Trust has included a disclosure regarding such investments in the SAI but not in the Prospectus for the Managed Fund.

5.
COMMENT:  In the Principal Risks section of each Fund’s Prospectus, the last paragraph in the “Derivative Risk” disclosure that begins “In general, the [Fund] will not purchase or sell futures contracts…” appears to be a description of the applicable Fund’s strategy and not a disclosure of risk.  Consider whether this paragraph is more appropriately included in the applicable Fund’s Principal Investment Strategies.

RESPONSE:  In each applicable Fund’s Prospectus, the applicable paragraph has been moved to the Principal Investment Strategies section.

6.	COMMENT: In the Expense Table for the International Fund, the “Other Expenses” for Class C Shares are 70.91%. Please explain why this number is so high.

RESPONSE:  The “Other Expenses” line item for Class C Shares of the International Fund reflects that, during the period over which the calculation was made, the Class C Shares had an average of approximately $64,000 in net assets.

7.
COMMENT:  In the first paragraph of the Principal Investment Strategies section of the International Fund’s Prospectus, please clarify in your disclosure that the 40% figure used therein will be determined with respect to “net assets plus borrowing for investment purposes” as opposed to “total assets”.  Also, please confirm that, when calculating the 40% figure, the International Fund will look through underlying investment companies and include the portfolio investments held by the underlying investment companies in the calculation where the underlying portfolio instruments can be reasonably discerned.

RESPONSE:  The disclosure has been revised to reflect that the 40% figure is determined with respect to “net assets”; however, the reference to “borrowing for investment purposes” has not been included because the International Fund does not borrow for investment purposes.  Additionally, the Trust confirms that, when calculating the 40% figure, the International Fund will look through underlying investment companies and include the portfolio investments held by the underlying investment companies in the calculation where the identity of the underlying portfolio instruments can be reasonably discerned.

8.
COMMENT:  In the third paragraph in the Principal Investment Strategies section of the Alternative Fund’s Prospectus, please disclose whether the reference to limiting long or short options to “6%” is calculated with respect to the notional value or market value of such options.  In addition, please clarify or define the terms “long options” and “short options.”

RESPONSE:  The disclosure has been revised to clarify that the 6% calculation is based on the market value of the options.  In addition, the terms “long options” and “short options” have been deleted in favor of the phrases “options that are long positions” and “options that are short positions”.  The revised disclosure is as follows: “Under normal market conditions, (i) the market value of the Equity Position’s options that are long positions are not expected to exceed approximately 6% of the Alternative’s Fund’s net assets;  (ii) the market value of the Equity Position’s options that are short positions are not expected to exceed approximately 6% of the Alternative Fund’s net assets; (iii) the market value of the Income Position’s options are not expected to exceed approximately 12% of the Alternative’s Fund’s net assets; and (iv) the market value of the Market Movement Position’s options are expected to represent approximately 5% to 20% of the Alternative’s Fund’s net assets.”

9.
COMMENT:  In the bullet point entitled “The Income Position” under the Principal Investment Strategies of the Alternative Fund, please disclose that high yield bonds are commonly referred to as “junk bonds”.

RESPONSE:  The requested language has been added to the disclosure.

10.
COMMENT:  In the bullet point entitled “The Market Movement Position” in the Principal Investment Strategies of the Alternative Fund, it states that the Alternative Fund may purchase options on, among other things, “…ETFs or other exchange traded securities….”  Please disclose what these other exchange traded securities may be.

RESPONSE:  The disclosure has been revised as follows: “These alternative instruments include options on indexes, options on futures, options on ETFs or individual securities and positively or negatively correlated market instruments.”

11.	COMMENT: In the expense table for the Income Fund, the columns for years 5 & 10 are blank.

RESPONSE:  The 5 year and 10 year columns will be completed with the next filing prior to effectiveness.

12.	COMMENT: Consider whether the first sentence of the Principal Investment Strategies for the Income Fund is missing a reference to Cash Positions.

RESPONSE:  The sentence has been revised as follows: “To achieve its investment objective, the Income Fund invests primarily in an allocation of U.S. and foreign fixed income Fund Investments of varying maturities and credit qualities and Cash Positions.”

13.	COMMENT: Will the Income Fund invest in foreign investments as a principal investment strategy? If so, please disclose this in the Principal Investment Strategies section.

RESPONSE:  The first sentence of the Principal Investment Strategies section of the Income Fund’s Prospectus has been revised, as stated in Item 12, to reflect that the Income Fund invests in both U.S. and foreign investments.

14.
COMMENT:  In the text box regarding the Barclay’s Index in the Principal Investment Strategies section of the Income Fund’s Prospectus, please disclose the maturity characteristics of the Barclay’s Index.

RESPONSE:  The disclosure in the text box has been revised to state the following: “The Barclays Index is a broad-based unmanaged index of U.S. Treasury and government securities, investment-grade corporate and mortgage-related fixed income securities with an average weighted maturity of approximately 7.6 years.”

15.
COMMENT:  In the first sentence of the Principal Investment Strategies section of the Tactical Growth Fund’s Prospectus, consider whether the disclosure regarding the Fund’s use of both a growth investing strategy and a value investing strategy suggests that the name of the Fund is misleading.

RESPONSE:  While the Trust does not believe that the Fund’s use of value style investing does not make the Growth Fund’s name misleading under Rule 38a-1 of the Investment Company Act of 1940 or otherwise, the sentence has nevertheless been revised as follows: “The Growth Fund's investment strategy will emphasize growth style investing, but Fund Investments may also at times have value characteristics.”

16.
COMMENT:  The Principal Risks section of the Growth Fund’s Prospectus includes a risk factor for junk bonds.  Consider adding a disclosure to the Principal Investment Strategy section of the Growth Fund’s Prospectus that it may invest in junk bonds.

RESPONSE:  The second sentence of the third paragraph of the Principal Investment Strategy section of the Growth Fund’s Prospectus has been revised to state the following:  “The Growth Fund may invest up to 100% of its assets in Fund Investments that have portfolios comprised of equity securities (including domestic or foreign companies of any size in any sector) or fixed-income securities (including domestic or foreign corporate and/or government bonds issued by any size company, municipality or government body in any sector of any maturity, yield or quality rating, including investment grade and high yield, non-investment grade fixed income securities (commonly known as “junk bonds”)).”

17.
COMMENT:  A disclosure regarding risks related to portfolio turnover is included in the section entitled “Risks Applicable to All Funds”, yet the portfolio turnover for the Alternative Fund in its last fiscal year was only 42%. Consider moving this disclosure to a section that does not apply to the Alternative Fund.

RESPONSE:  The disclosure has been moved to the section entitled “Principal Risks of Investing in the Funds – Risks Applicable to Managed Fund, International Fund, Income Fund, and Growth Fund”.

18.
COMMENT:  A disclosure regarding risks related to junk bonds is included in both the section entitled “Risks Applicable to Alternative Fund and Income Fund” and the section entitled “Risks Applicable to Growth Fund”.  Consider consolidating this disclosure.

RESPONSE:  The disclosure regarding risks related to junk bonds has been moved to a new section entitled “Risks Applicable to Alternative Fund, Income Fund and Growth Fund”.

19.	COMMENT: Consider making the disclosure under “Additional Information about the Fund’s Investment Objectives, Investment Strategies and Risks – Alternative Fund” applicable to all Funds.

RESPONSE:  The disclosure under “Additional Information about the Fund’s Investment Objectives, Investment Strategies and Risks – Alternative Fund” has been revised to be applicable to all Funds.

20.
COMMENT:  In the section entitled “Purchasing Shares - Through Your Broker of Financial Intermediary”, please clarify that receipt of orders by brokerage firms and financial intermediaries that are authorized to receive orders on behalf of the Funds constitutes receipt by the Fund.

RESPONSE:  The following has been added as the second sentence in the section entitled “Purchasing Shares - Through Your Broker or Financial Intermediary”:  “Receipt of your order by such authorized organizations and intermediaries will constitute receipt of your order by the applicable Fund.”

21.
COMMENT:  Please clarify the meaning of the following statement in the section entitled “Purchasing Shares - Through Your Broker of Financial Intermediary”: “The Funds are not responsible for ensuring that these organizations carry out their obligations to their customers.”

RESPONSE:  After reviewing this disclosure, the Trust has determined that the statement is not necessary and it has been deleted.

Statement of Additional Information

22.
COMMENT:  The risk disclosure entitled “Emerging Market Securities” in the section of the SAI entitled  “Other Investment Policies” provides that the Growth Fund may invest in emerging market securities. If the Growth Fund invests in emerging market securities as a principal investment strategy, please consider including disclosures regarding emerging market securities in the Prospectus for the Growth Fund.

RESPONSE:  Although the Growth Fund may invest in emerging markets, it does not invest in emerging markets as a principal investment strategy.  Accordingly, the Trust has included a disclosure regarding such investments in the SAI but not in the Prospectus for the Growth Fund.

23.
COMMENT:  Please explain the Trust’s reasoning for not considering the entry into options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices to be borrowing for purposes of the Funds’ fundamental restrictions.

RESPONSE:  The Trust believes this position is consistent with the position taken by the SEC in Investment Company Act Release No. 10666 (Apr. 18, 1979) and No Action Letters issued by the Commission’s Staff (See, e.g., SEC No Action Letter to Dreyfus Strategic Investing & Dreyfus Strategic Income (pub. avail. June 22, 1987), and SEC No Action Letter to Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996)).

24.	COMMENT: Please clarify whether the holding period with respect to the contingent deferred sales charge on Class A Shares of the Defensive Fund is 12 or 18 months.

RESPONSE:  The Prospectus for the Defensive Fund has been revised to provide that the holding period with respect to the contingent deferred sales charge on Class A Shares of the Defensive Fund is 12 months.

*                      *                      *                      *                      *

In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

Thank you for your comments.  Please contact Jeffrey Skinner at 336-607-7512 if you have any additional comments or questions.

Sincerely,

/s/Jeffrey T. Skinner
Jeffrey T. Skinner